

Issuer Free Writing Prospectus; Filed Pursuant to Rule 433;
Registration Number 333-251946

HARBOR Custom Development, Inc.

Premium Home Builder and Land Developer Maximizes Returns in Targeted U.S. Metro Regions



NASDAQ:HCDI JANUARY 2021 Free Writing Prospectus






Forward Looking Statements

This presentation may contain forward-looking statements, including information about management's view of Harbor Custom Development, Inc. (the "Company"), future expectations, plans and prospects, in particular, when used in the preceding discussion, the words "believes," "expects," "intends," "plans," "anticipates," or "may," and similar conditional expressions are intended to identify forward-looking statements. Any statements made in this presentation other than those of historical fact, about an action, event or development, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause the results of the Company, its subsidiaries and concepts to be materially different than those expressed or implied in such statements. Unknown or unpredictable factors also could have material adverse effects on the Company's future results. The forward-looking statements included in this presentation are made only as of the date hereof. The Company cannot guarantee future results, levels of activity, performance or achievements. Accordingly, you should not place undue reliance on these forward-looking statements. Finally, the Company undertakes no obligation to update these statements, except as required by law, and also undertakes takes no obligation to update or correct information prepared by third parties that are not paid for by the Company.

Summary of Risk Factors

The Company faces risks, which include, but are not limited to the following:

- Adverse changes in general economic conditions could reduce the demand for homes and land and, as a result, could have a material adverse effect on us.
- Our long-term growth depends upon our ability to successfully identify and acquire desirable land parcels for residential build-out.
- If homebuyers are not able to obtain suitable financing, our results of operations may decline.
- Difficulty in obtaining sufficient capital could result in an inability to acquire land for our developments or increased costs and delays in the completion of development projects.
- Our operations and performance are subject to risks associated within both the construction and real estate industries.
- Failure to manage land acquisitions and development and construction processes could result in significant cost overruns or errors in valuing sites.
- The extent to which the COVID-19 pandemic impacts our results and operations will depend on future developments that are highly uncertain and cannot be predicted.

Intellectual Property Disclosure

This presentation contains references to the Company's trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names herein, including logos, artwork, and other visual displays, appear without the R or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, the Company's rights or the rights of the applicable licensor to these trademarks and trade names. The Company does not intend its use or display of other companies' trade names or trademarks to imply a relationship with or endorsement of the Company by, any other companies.






Forward Looking Statements, continued.

Free Writing Prospectus

This presentation highlights basic information about the Company and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. The Company has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement (including a prospectus) for the offering to which this presentation relates, but such registration has not been declared effective. Before you invest, you should read the prospectus in that registration statement, including the risk factors therein, and the documents incorporated by reference or filed as exhibits to the registration statement for more complete information about the Company and this offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus may be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., Prospectus Department, 17 State Street, 22nd Floor, New York, New York, telephone: (877) 436-3673 or email: prospectus@think-equity.com. A copy of the Company's registration statement, including the preliminary prospectus therein, is available at https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&filenum=333-251946&owner=exclude&count=40.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.



Offering Summary

ISSUER	HARBOR CUSTOM DEVELOPMENT, INC
Stock Symbol	**Nasdaq: HCDI**
Expected Offering Size	**$20 million**
Over-Allotment Option	**15%**
Use of Proceeds	**Land acquisition, construction and development, debt reduction, and working capital.**
Sole Book-Runner	**ThinkEquity, a division of Fordham Financial Management, Inc.**





Urban Flight - Suburban Migration

“Many people are assuming they could work from home more frequently than before and hence want to have a larger-sized home,” Yun said. “Instead of going downtown every single day, why not live further out where things ar more peaceful, and they can get a larger-sized home at a more reasonable price?”

“These are homeowners who were perfectly content with their home before the pandemic, but now because they witnessed the pandemic, work-from-home flexibility, they’re itching for some larger-sized home or maybe different areas, quiet areas,” Yun said. “People who would not consider buying or selling a home several years ago are now beginning to be tempted to consider that, and that will filter in continuously through 2021.”
National Association of Realtors Chief Economist Lawrence Yun Predicts 2020’s Housing Momentum Will Carry Into 2021. –
James Leggate. FOXBusiness. January 01, 2021

“This migration to the suburbs is not a new trend, but it has become more pronounced this spring,” said Javier Viva realtor.com director of economic research. “After several months of shelter-in-place orders, the desire to have more space and the potential for more people to work remotely are likely two of the factors contributing to the popularity the burbs.”The flight to the suburbs is real and growing, as coronavirus changes the way people live. –
CNBC.com June 18, 2020

“The coronavirus pandemic has driven many well-off residents out of the cities, with their overpriced and cramped apartments, and toward less populated areas where they can find more space for less money. People leave cities fo the suburbs all the time, but this year's circumstances are forcing even die-hard urbanites to give up on city living.“-
ClareTrapasso. Realtor.com - Nov 12. 2020

3.3 MILLION

Unit Home Shortage Across 29 States Reported by Freddie Mac in February 2020 Equals a

$1 TRILLION + Market Opportunity

MARKET DILEMMA & OPPORTUNITY

The Market Needs Inventory to Fulfill Buyer Demand

Puget Sound Market

"I went back as far as my numbers go, which is back to around 1999 - over 20 years, I have yet to find a month with this low a level of inventory in the marketplace, it is quite extraordinary. Yet at the same time, buyers are clearly out in force."

Matthew Gardener, Chief Economist at Windermere Real Estate
KIRO Radio, September 8, 2020

Seattle Market

A new report has found that Seattle ranks No. 1 for the health of its real estate market among all large cities in the U.S., based on a wide variety of criteria. Seattle had a score of 67.77 out of a possible 100 - the highest score of any large city with more than 300,000 population, and the second highest among all cities of all sizes.

WalletHub.com, August 25, 2020

ABOUT US

HARBOR
Custom Development, Inc.

We Develop Real Estate and Participate in Each Phase of the Land-to-Home Development Cycle

Our business model allows for the monetization of land at **Three Stages**:

1. **Sale of Permitted Raw Land**
2. **Sale of Developed Lots**
3. **Sale of Completed Single-Family Homes and Apartments**

ABOUT US

The HCDI Business Model

has three core corporate investment values:

FIRST, a research-backed targeting methodology mitigates risk and exposure

SECOND, an adaptive development cycle allows us to generate revenue at four significant development stages

THIRD, flexibility that allows us to partner with or acquire local land developers, builders, contractors, and property management companies



WE BUY LAND

We begin with the evaluation of land's future value and acquiring it.



WE ENTITLE AND PERMIT

We expedite the approval of our land and home permits by working closely with local jurisdictions.



WE BUILD INFRASTRUCTURE

We build roads, sidewalks, and install water, sewer, and dry utilities with our heavy equipment.



WE CONSTRUCT HOMES AND APARTMENTS

We construct homes and apartments utilizing a local network of subcontractors.



WE SELL FINISHED LOTS, HOMES, AND APARTMENTS

We market our communities and sell finished lots, homes, or apartments.

Our Exit Points and Potential Profit Margins In The Development Cycle

OWNED AND ENTITLED LAND

Permitting and entitlements add the greatest value to acquired land. Sales of entitled land to downstream developers can produce:

50% - 100% +
Gross Margins

INFRASTRUCTURED OWNED LAND

Land developed from the preliminary approvals with roads, sidewalks, and utilities upon sale will typically generate:

15%
Gross Margins

SINGLE-FAMILY HOME SALES

Single-family homes constructed on developed land and sold will typically generate:

10% - 20%
Gross Margins

MULTI-FAMILY APARTMENT CONSTRUCTION

Multi-family apartments constructed on developed land and stabilized can generate:

7% - 10%
Annual Cash Flow on Equity



FIRST INVESTMENT VALUE

Our Research-Backed Targeting Mitigates Risk and Exposure

We acquire land within 30 to 60-minute commutes to urban job corridors

- ✓ Greater land availability
- ✓ Lower acquisition cost
- ✓ Faster permitting process in cooperative jurisdictions

Following this criteria allows us to provide more affordable housing in shorter time frames.

Our more detailed research-backed process allows us to mitigate investment risk by following strong economies in growth markets.

Our Pre-Land Purchase Metro-Commuter Area Checklist

MACRO RESEARCH AND ASSESSMENT OF U.S. METRO REGIONS	
Year-over-year population growth and ranks within the top 15 U.S. metro regions for in migration	✓
Rated in the top 15 U.S. Metro Regions for job growth/creation	✓
Location and infrastructure allows for major shipping and rail transportation hubs	✓
Diversified economy not reliant on one major employer	✓
Meets top 15 U.S. metro regions for average household family income	✓
MICRO RESEARCH AND ASSESSMENT OF METRO AREA SUB-MARKETS PRE-LAND ACQUISITION	
Commutable to the core job market (30 to 60-minutes average)	✓
Area year-over-year housing price and rental market appreciation	✓
Location provides for easy access to freeways or other major commuter routes	✓
Provides natural amenity that differentiates the property from others – views or unique access points	✓
High-ranked school system (elementary - high school)	✓
High concentration of government employment (state capital and/or local, state offices, or substantial U.S. military presence)	✓

SECOND INVESTMENT VALUE

Diverse Stream of Annual Revenue

Integrating the land-to-home development cycle stages provides us:

- ✓ Multiple exit points to monetize our real estate assets
- ✓ A diverse product range which appeals to multiple buyer profiles
- ✓ The ability to sell developed lot inventory to large nationwide home builders

Our Existing and Potential Finished Lot Customers

LENNAR The Home of Everything's Included | Toll Brothers | D·R·HORTON America's Builder | RICHMOND AMERICAN HOMES | CENTURY COMMUNITIES

HARBOR Custom Development, Inc.

$410,000 - $995,000

Our 2019 home sales ranged from $410,000 for first time buyers to $995,000 for luxury purchasers





THIRD INVESTMENT VALUE

Strategic Partnerships and Acquisition Opportunities

Our dynamic model is flexible and allows us to partner with or acquire companies that specialize in their local markets:

- ✓ Residential Builders
- ✓ General Contractors
- ✓ Land Developers
- ✓ Property Management Companies

Partnering keeps our cost structure low and leverages local market expertise

Acquiring local companies further reduces cost and generates topline revenue growth



We are Established in Washington State and are Expanding Nationally

Our Model and Methodology are Leverageable

HARBOR
Custom Development, Inc.

Seattle Metro Residential Real Estate Today

Strong seller's market

Extremely low inventory

Lowest 30-year mortgage interest rates ever recorded

Burgeoning economy with tech giants Amazon, Microsoft, Google, and Facebook

CNBC

REAL ESTATE

New home sales crush expectations, but the supply is running out

Diana Olick, September 24, 2020

Bloomberg

Low Rates Push Homebuilder Optimism to Highest Since 1998

Craig Giammona, August 17, 2020

KIRO RADIO

Housing market inventory at 20-year low for Puget Sound region

MYNORTHWEST STAFF, September 8, 2020

MARKET FOCUS

The Seattle Commuter Market

Current HCDI Properties are Situated in Desirable Locations in our Target Markets:

Central Kitsap
North Mason
Pierce County



Silverdale
Bremerton
Bainbridge Island
Belfair
Port Orchard
Allyn
Gig Harbor
Bangor
Seabeck
Erlands Point-Kitsap Lake
Seattle
Vashon Island
Purdy
Maury Island
Des Moines
Artondale
Ruston

Following the Jobs

Washington State's Major Employers

amazon Microsoft BOEING
Alaska Airlines Expedia T-Mobile

Study: Seattle is #1 Real Estate Market Among Large U.S. Cities

WalletHub, August 2020

IMMEDIATE MARKET OPPORTUNITY

Kitsap County

LOCATION

30-minute commute (ferry ride) to downtown Seattle

AFFORDABILITY

Housing cost is 50% lower than similar size homes in King County

KITSAP NAVAL SHIPYARD

Largest naval shipyard on the West Coast - employs approximately 40,000 full time defense and civilian support jobs

SUBURBAN LIVING

Residential communities with yards, good schools, and easy access to waterfront parks and recreation

13% INCREASE

In Kitsap County Home Prices Year-Over-Year (October 2019-2020)

Northwest Multiple Listing Service, November 2020

Our Portfolio of Completed and Pending Single-Family Projects


BATTLE POINT
SOLD OUT


NEW BROOKLYN
SOLD OUT


SAYLOR VIEW ESTATES
SOLD OUT


PORT WASHINGTON PARK


SETTLER'S FIELD


VALLEY VIEW ESTATES
SOLD OUT


SOUNDVIEW ESTATES


LAKELAND VILLAGE

Current Portfolio of Controlled Projects

Single-Family

Total Units	Community	Contracted Value	Refundable Earnest Money	Non-Refundable Earnest Money Book Value
30	Mills Crossing	$1,500,000	$50,000	
30	Broadmoor Commons	$2,040,000	$25,000	
145	Belfair/Olympic Ridge	$3,915,000		$195,000
16	Austin	$2,969,350	$34,450	
36	Sacramento	$5,200,000	$147,000	
257	**Total**	**$15,624,350**	**$256,450**	**$195,000**

Multi-Family

Total Units	Community	Contracted Value	Refundable Earnest Money	Non-Refundable Earnest Money Book Value
41	Port Orchard	$1,440,000	$75,000	
41	**Total**	**$1,440,000**	**$75,000**	

Recent Developments & News

- Closed $12.2 million Initial Public Offering - September 1, 2020
- Closed $3.4 million Olympic Views Acquisition of 98 Residential Lots - September 3, 2020
- Signed Purchase & Sale (P&S) Agreement for 145 Undeveloped Lots in Belfair, Washington - September 17, 2020
- Product Expansion into Townhome Market with P&S Agreement for 36 New Homes in Bremerton, Washington - September 18, 2020
- Initial Entry into Rental Market with P&S Agreement for Site to Build 144-Unit Multi-Family Garden Style Apartment Complex - September 22, 2020
- Signed P&S Agreement to Build Additional 30 Townhomes in Bremerton, Washington - September 24, 2020
- Secured $11 million in Construction Financing from Sound Capital to Commence Single-Family Home Construction on 25 lots at Soundview Estates - October 6, 2020
- Closed on Sale of 66 Residential Lots to Lennar Northwest for ~$7.8 million - November 9, 2020
- Announced Q3 Financial Results of Increase in Sales of 15% vs Q3 2019 - November 16, 2020
- Lennar Corporation Purchased 38 Lots, Contracts to Purchase 50 More – December 22, 2020

Recent Developments & News

Immediate Geographic Expansion:

We have entered into purchase and sale agreements to acquire developed lots in both the Austin, Texas and Sacramento, California metro markets in the first quarter of 2021.

The Austin metro parcels are located in Dripping Springs and Driftwood, Texas in the highly coveted hill country region 25 minutes from the downtown urban core. The area has seen significant growth which has been exacerbated by urban flight. We anticipate commencing construction of 4 to 5-bedroom homes on lots averaging ¾ of an acre and priced from $850,000 to $1,200,000 beginning in the second quarter of 2021.

The Sacramento metro parcels are located in the Darkhorse Golf Course community in Auburn, California. Located 33 miles NE of Sacramento, the Darkhorse Golf Course lots average ½ acre in size and provide scenic views of the four-star rated course and surrounding hills. Home prices will range from $900,000 to $1,500,000. Urban flight from the bay area and Silicon Valley to the less populated bedroom communities like Auburn has provided for a steady stream of move up and luxury buyers.

Recent Developments & News

4th Quarter Revenue Estimated at $23.5 Million, Up 44% Over 2019.

- **For the three months ended December 31, 2020, we estimate that our gross sales will be $23.5 million, an increase of $10.3 million, or 44%, as compared with gross sales of $13.2 million for the three months ended December 31, 2019.**

- **For fiscal year 2020, we estimate that our gross sales will be $49.0 million, an increase of $18.1 million, or 37%, as compared with gross sales of $30.9 million for fiscal year 2019. The increase in gross sales is due to an increase in homes and land/lots sold in the comparative periods.**

- **For fiscal year 2020, we project that net income will be higher for the year ended December 31, 2020 as compared with net income reported for fiscal year 2019.**

Our audited consolidated financial statements for the fiscal year ended December 31, 2020 (“fiscal year 2020”) are not yet available. We have presented preliminary estimated ranges of certain of our financial results below for fiscal year 2020, based on information currently available to management. We have provided ranges, rather than specific amounts, for certain financial results below, primarily because our financial closing procedures for the three months and year ended December 31, 2020 are not yet complete. As a result, our actual results may vary materially from the estimated preliminary results included herein and will not be publicly available until after the closing of this offering. Accordingly, you should not place undue reliance on these estimates. The preliminary financial data included in this prospectus has been prepared by, and is the responsibility of, management. Our independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary estimated financial data below and does not express an opinion or any other form of assurance with respect thereto. See “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note Regarding Forward-Looking Statements” for additional information regarding factors that could result in differences between the preliminary estimated ranges of certain financial results presented below and the financial results we will ultimately report for fiscal year 2020.



Growth Strategy

Goal: Acquire a fraction of the $1+ Trillion National Market opportunity by:

- Increasing our footprint through partnership or acquisition of builders and developers in our target markets

- Broadening product offerings
  - Townhome market
  - Multi-family rental market
  - Luxury & vacation home market

- Target Areas for Geographic Expansion
  - Austin, Texas
  - Sacramento, California
  - Salt Lake City, Utah
  - Boise, Idaho
  - Denver, Colorado
  - Portland, Oregon

Harbor Outshines Peers in Versatility

COMPANY	SYMBOL	Market Cap*	DEVELOPER / BUILDER	Acquires Land	Entitles Land	Constructs Infrastructure	Builds Homes	Develops Apartments
Forestar Group	FOR	$969.7M	Developer	✓	✓	✓		
Howard Hughes Corp	HHC	$4.26B	Builder & Developer	✓	✓		✓	
Taylor Morrison Home Corporation	TMHC	$3.23B	Builder & Developer	✓	✓		✓	
Stratus Properties	STRS	$198.6M	Developer	✓	✓		✓	
Green Brick Partners, Inc.	GRBK	$1.11B	Builder & Developer	✓	✓		✓	
Century Communities, Inc.	CCS	$1.44B	Builder	✓	✓		✓	
M/I Homes, Inc.	MHO	$1.25B	Builder	✓	✓		✓	
Hovnanian Enterprises, Inc.	HOV	$195.64M	Builder	✓	✓		✓	
The New Home Company Inc.	NWHM	$86.24M	Builder	✓	✓		✓	
Beazer Homes USA, Inc.	BZH	$457.87M	Builder	✓	✓	✓	✓	
HARBOR Custom Development, Inc.	HCDI	$24.31M	Builder & Developer	✓	✓	✓	✓	✓

* Market Cap calculated as of end of market numbers on January 4, 2021
Data presented in this table was compiled by the Harbor Custom Development Inc. team through an analysis of each company's website and other public communications.






Management Team

STERLING GRIFFIN, CEO and President

Mr. Griffin began his career at James S. Griffin Co. in January 1985 as a principal and Vice President of Marketing, where he focused on the syndication of apartment properties, raw land, and retirement home facilities in the Puget Sound region of Washington State. Beginning in June 1989, Mr. Griffin co-founded several businesses over a 12-year period, while actively self-employed as a real estate broker, investor, and developer. In January 2012, he became the Chief Operating Officer for Hudson Homes LLC, a Washington-based residential builder and developer focused on construction of upscale homes in Pierce and Kitsap Counties, where he was responsible for land acquisition, construction, marketing, and sales. In 2014, Mr. Griffin founded Harbor Custom Development, Inc. Mr. Griffin is a lifelong Washington resident who graduated from Colorado College with a BA in History in 1984.

LYNDA MEADOWS, CFO

Ms. Meadows is a 25-year industry veteran whose impactful roles at companies such as Weyerhaeuser Company (Fortune 500 REIT), Quadrant Homes, Builders Capital and the international consulting firm, Currie & Brown, illustrate the depths of her broad experience and knowledge. Prior to joining Harbor, Ms. Meadows held many positions including Vice President, Senior Vice President, Controller, Treasurer, and Internal Audit Assistant Director for multiple divisions and subsidiaries of Weyerhaeuser, a publicly traded Fortune 500 company headquartered in the Pacific Northwest and listed on the New York Stock Exchange. From 2012 through 2015, Ms. Meadows became the Vice President and Controller at Quadrant Homes when Weyerhaeuser sold its real estate assets to the TRIPoint Group in 2014. Ms. Meadows worked through the transition and maintained her position with Quadrant Homes post acquisition. Ms. Meadows holds a Bachelor's of Business Administration from Washington State University and is a Certified Public Accountant, Washington State Board of Accountancy.

ANITA FRITZ, Vice President

Ms. Fritz has over 30 years of real estate construction and management experience. In May 1980, Ms. Fritz began her career in residential home building as a principal and co-owner of Steven L. Fritz Homes, Inc., along with her husband. Together, they designed and built many award winning, custom, high-end homes in Billings, Montana. In August 1997, Ms. Fritz and her family relocated to the Seattle area, where she continued her career in the industry with the Murray Franklyn Company, as a builder liaison, helping clients with the purchase and design of their homes. In May 2004, she joined DR Horton, as a design specialist, managing both the Pierce and Thurston County Design Centers, and assisting over 1,000 homebuyers. In April 2013, Ms. Fritz was retained by Freestone, Inc., as a Project Manager, assisting the President in the successful launch of six plats comprising over 1,100 homes, where she worked on plan creation, all design aspects, managing sales contracts, and closings.

JEFF HABERSETZER, General Counsel, Corporate Secretary

After simultaneously attaining his Law Degree and Master's in Business Administration from Seattle University in 2017, graduating Cum Laude in both programs, Mr. Habersetzer began his own legal practice specializing in business contracts, real estate, and corporate governance. Mr. Habersetzer has experience forming and managing corporations, constructing a multitude of business contracts, participating in litigation and disputes, as well as representing lenders in real estate closings and debt agreements, among other legal experience. Mr. Habersetzer has a strong commitment to volunteer work as evidenced by his service on the King County Bar Association Public Policy Committee, as a volunteer attorney at the Seattle Neighborhood Legal Clinic, and as a Board Member and Secretary at the Northwest Children's Foundation.



Board of Directors

STERLING GRIFFIN, Director

LARRY SWETS, Director

Mr. Swets founded Itasca Financial LLC, an advisory and investment firm, in 2005 and has served as its managing member since inception. Mr. Swets is also the founder and President of Itasca Golf Managers, Inc., a management services and advisory firm focused on the real estate and hospitality industries. Mr. Swets has served as a director and the Chief Executive Officer of Itasca Capital Ltd. (TSXV: ICL) since June 2016. On June 2020, Mr. Swets began serving as interim Chief Executive Officer of 1347 Property Insurance Holdings, Inc. (Nasdaq: PIH). Previously, he served as the Chief Executive Officer of Kingsway Financial Services Inc. (NYSE: KFS) from July 2010 to September 2018, including as its President from July 2010 until March 2017. Prior to founding Itasca Financial LLC, Mr. Swets served as an insurance company executive and advisor, including the role of Director of Investments and Fixed Income Portfolio Manager for Kemper Insurance. Mr. Swets is also a member of the board of directors of 1347 Property Insurance Holdings, Inc., Limbach Holdings, Inc. (Nasdaq: LMB), Insurance Income Strategies Ltd., Alexian Brothers Foundation, and Unbounded Media Corporation. Previously, he served as a member of the board of directors of a number of public and private companies. He is a member of the Young Presidents' Organization. Mr. Swets earned a master's degree in Finance from DePaul University in 1999 and a bachelor's degree from Valparaiso University in 1997. He also holds the Chartered Financial Analyst (CFA) designation.

ROBB KENYON, Director

Mr. Kenyon served as a Branch Manager and Partner at Seattle Mortgage Company from 1992 through 2004, and then again from 2010 through 2011, where he created, built, and maintained the largest branch in the 60-year history of Seattle Mortgage. He held various managerial positions at Bank of America Home Loans/Countrywide Home Loans from 2004 through 2010. Mr. Kenyon was the California Regional Director of the Home Loan Division of Sterling Savings from March 2011 through March 2012. He was the Director of Regional New Business Development for Cornerstone Home Lending from April 2012 through October 2013. Mr. Kenyon was the Director of Sales – Construction Loans for Builder's Capital from October 2013 to November 2018. In December 2018, Mr. Kenyon joined as partner with Sound Capital, a national real estate construction lender. He received his B.A. in Finance from Seattle University in 1987; graduated from the Aviation Officers Candidate School of the U.S. Navy in 1988; received a Certificate Degree in Construction Management from the University of Washington in 1995; and obtained the Certified New Home Sales Professional Designation from the National Association of Home Builders in 2004 and the Certified Mortgage Bankers Designation from the Mortgage Bankers Association in 2007. Mr. Kenyon is involved in several real estate industry organizations, including the Certified Mortgage Bankers Society, The Seattle Master Builders Association, and The New Home Council.

RICHARD SCHMIDTKE, Director

Mr. Schmidtke has 30 years of public accounting experience. Mr. Schmidtke has played an essential role in the success of numerous businesses in a wide range of industries including, tax planning, real estate, retail, and manufacturing. As a native of Tacoma, Washington, Mr. Schmidtke has established strong relationships i the community. His past and current involvement includes Trustee and Board Member of Tacoma Goodwill Foundation, past president of the Tacoma Goodwill, Trustee of the Tacoma Art Museum, board member of the Tacoma Community Redevelopment Authority Board, and Tacoma Lawn and Tennis Club. Mr. Schmidtke graduated from the University of Washington with a BA in Economics.






Board of Directors, continued

DENNIS A. WONG, Director

Mr. Wong is an independent director and Chair of the Audit Committee for Harbor Custom Development, Inc. Since 2005, Mr. Wong has been the owner of and a consultant with Insurance Resolution Group, a consulting firm focused on providing strategic advisory services to the insurance and financial services sector. From 1997 to 2005, Mr. Wong worked in a variety of corporate roles with Kemper Insurance Companies, a leading national insurance provider, including as Chief Financial Officer of its international operations. From 1991 to 1997, Mr. Wong worked as a public accountant with KPMG LLP, where he specialized in accounting and operational advisory services for the insurance industry. Mr. Wong obtained a Bachelor of Arts degree in Economics with an Accountancy Cognate from the University of Illinois. Mr. Wong is a Certified Public Accountant and has served as an independent member of the Board of Directors for 1347 Property Insurance Holdings, Inc. since August 2015.

WALTER “WALLY” WALKER, Director

Mr. Walker is an independent Director for Harbor Custom Development, Inc. In 1987, following a nine-year career as a professional basketball player, Mr. Walker began his financial services career at Goldman Sachs & Co, serving as Vice President of Private Client Services, becoming a Chartered Financial Analyst (CFA) in 1992. In 1994, Mr. Walker returned to professional basketball in the front office to become President of the Seattle SuperSonics of the NBA. Beginning in 2001, he took on the additional role of CEO with the SuperSonics, and served as President and CEO of the Seattle Storm of the WNBA. Upon the sale of the Seattle franchises in 2006, Mr. Walker founded Hana Road Capital, LLC, an investment advisory firm in 2007, which he continues to own as well as serving as Chief Investment Officer. Since 2005, Mr. Walker has been a member of the Advisory Council of Stone Arch Capital, a Minneapolis based private equity firm. Mr. Walker also serves on the Board of Trustees of Smead Capital Management, a Seattle based mutual fund. In 2017, Mr. Walker was named an independent director on the Board of Directors of Atlas Financial Holdings, Inc. Mr. Walker graduated from the University of Virginia in 1976 as an Academic All-American with a BA in psychology. and upon retiring as a player from professional basketball in 1985, he attained a Masters of Business Administration from Stanford University Graduate School of Business in 1987.

Pre-Offering Capitalization Table

Common Shares Outstanding	5,628,048
Options (WAEP $1.80)	352,172
RSU Plan	8,500
Warrants (WAEP $6.06)	110,859
Fully Diluted Shares Outstanding	6,099,579

USE OF PROCEEDS

		Amount	Percentage
Net proceeds to us	$	18,073,300	100 %
Use of proceeds:			
Land acquisition, construction, and development	$	15,685,800	86.8 %
Debt reduction	$	1,032,000	5.7 %
Working capital	$	1,355,500	7.5 %
Total	$	18,073,300	100 %


NASDAQ:HCDI

Key Takeaways

$1+ TRILLION MARKET OPPORTUNITY CREATED BY SEVERE SHORTAGE IN THE U.S. HOUSING MARKET AND SUPPORTED BY RECORD LOW MORTGAGE RATES AND URBAN FLIGHT

- U.S. has 3.3-million-unit housing shortage
- Current 30-year mortgage rates are under 3%
- Pandemic driven home purchasing

PRINCIPAL MARKET OF KITSAP COUNTY, WASHINGTON HOUSING PRICES UP 13%

- Average home price increased 13% year over year as of October 2020

IMMEDIATE EXPANSION INTO NEW MARKETS AND NEW PRODUCTS

- Austin, Texas & Sacramento, California
- Townhome, multi-family rental, luxury, and second-home buyers

COMPETITORS = POTENTIAL CUSTOMERS

- We can sell finished lots to national public builders who are our competitors including Lennar, DR Horton, Toll Brothers etc.

SIGNIFICANT GROWTH IN REVENUE AND GROSS MARGIN

- For the years ended 2018 and 2019
  - Revenue grew 440% from $5.7 million to $30.9 million
  - Gross Margin increased 317% from $0.8 million to $3.3 million
- We estimate Revenues of $49 million in 2020, a 37% increase from 2019

HARBOR Custom Development, Inc.

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HARBOR
Custom Development, Inc.



OFFICES

Harbor Custom Development, Inc.
11505 Burnham Dr. Suite 301
Gig Harbor, WA 98332 --- Phone (253) 649-0636

INVESTOR RELATIONS

Hanover International
DIRECT (866) 744-0974
EMAIL IR@harborcustomdev.com

www.harborcustomdev.com

APPENDIX
Balance Sheet

	September 30, 2020
ASSETS	
Real Estate	$ 34,445,200
Property, Plant and Equipment, net	6,698,400
Right of Use Asset	938,000
Cash	2,351,900
Prepaid Expense	373,500
Accounts Receivable, net	54,300
Deferred Tax Asset	733,100
TOTAL ASSETS	**$ 45,594,400**
LIABIITIES	
Construction loans, net of debt discount of $215,000	$ 18,262,600
Construction loans – Related parties, net of debt discount of $425,000	7,994,400
Equipment Loans	3,191,600
Accounts Payable and Accrued Expenses	3,109,900
Operating Lease Liabilities	906,500
Finance Leases	1,952,100
Deferred Revenue	1,370,600
Note Payable PPP	582,800
TOTAL LIABIITIES	**$ 37,370,500**
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Preferred Stock, No Par 10,000,000 shares authorized and 0 issued and outstanding at September 30, 2020	$ -
Common Stock, No Par 50,000,000 shares authorized and 5,628,048 issued and outstanding at September 30, 2020	11, 957,000
Additional Paid In Capital	130,100
Accumulated Deficit	(2,574,500)
Total Stockholders' Equity	9,512,600
Non-Controlling Interests	(1,288,700)
TOTAL STOCKHOLDERS' EQUITY	8,223,900
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 45,594,400

Income Statement

	Nine Months Ended September 30,		Year Ended December 31,	
				(As restated)
	2020	2019	2019	2018
	(unaudited)		(audited)	
Consolidated Statements of Operations Data:				
Total revenue	$ 26,077,300	$ 17,737,900	$ 30,953,500	$ 5,730,300
Total costs of revenues	24,448,100	17,144,300	27,645,100	4,936,700
Gross margin	1,629,200	593,600	3,308,400	793,600
Selling and general administrative	3,769,900	2,556,000	3,466,800	2,765,900
Operating income (loss)	(2,140.700)	(1,962,400)	(158,400)	(1,972,300)
Other income (expense)	(269,100)	(137,000)	(279,200)	1,131,200
Loss before tax expense	(2,409,800)	(2,099,400)	(437,600)	(841,100)
Income tax benefit (expense)	561,500	439,700	634,600	(517,800)
Consolidated net income (loss)	$ (1,848,300)	$ (1,659,700)	$ 197,000	$ (1,358,900)
Income (loss) attributable to common shareholders	$ (1,620,200)	$ (1,608,000)	$ 235,600	$ (1,390,400)
Basic and diluted earnings (loss) per share	$ (0.43)	$ (0.46)	$ 0.07	$ (0.40)
EBITDA*	(529,600)	(636,800)	1,513,900	129,600

*See Appendix for EBITDA reconciliation

EBITDA Reconciliation

	Nine Months Ended September 30,		Year Ended December 31,	
	2020	2019	2019	(As Restated) 2018
Net loss	$ (1,848,300)	$ (1,659,700)	$ 197,000	$ (1,358,900)
Income tax expense (benefit)	(561,500)	(439,700)	(634,600)	517,800
Interest amortized to cost of homes closing	1,012,100	859,200	1,012,100	643,000
Interest expense	254,200	216,200	358,300	117,700
Depreciation and amortization	613,900	387,200	581,100	210,000
EBITDA	(529,600)	(636,800)	1,513,900	129,600